Exhibit (a)(1)

John A. Hill The Putnam Funds Chairman of the Trustees One Post Office Square Boston, Massachusetts 02109

The Putnam Funds February 5, 2007 Dear Shareholder:

I am writing to you on behalf of The Putnam Funds’ Board of Trustees regarding an important matter that affects your investment in Putnam California Investment Grade Municipal Trust (“PCA”).

The Board of Trustees has approved in principle merging PCA into an open-end fund, Putnam California Tax Exempt Income Fund, which is also managed by Putnam Investments. We believe this merger proposal is positive for shareholders.

The Board is announcing this action at this time in light of the announcement on January 22, 2007, by the Mildred B. Horejsi Trust of a tender offer to purchase common shares of PCA. The Board has carefully reviewed the tender offer, found it to be inadequate, and, therefore, recommends that shareholders reject the tender offer by the Horejsi Trust for the following reasons:

  You would receive less than your shares’ full net asset value, because the tender offer represents a discount of approximately 4.4% based on the fund’s net asset value as of the close of trading on February 2, 2007;
  Selling your shares in the tender offer would be a taxable event;
  The Horejsi Trust intends to abandon the fund’s investment strategy of focusing on California investment grade tax exempt securities;
  The Horejsi Trust intends to terminate Putnam as the fund manager and replace it with an affiliate of the Horejsi Trust, which may significantly increase the fund’s advisory fees;
  The Horejsi Trust intends to replace current Trustees with the Horejsi Trust’s candidates; and
  Shareholders who do not find the offer attractive may be faced with becoming minority shareholders in a company with a controlling shareholder, and with holding securities with substantially reduced liquidity.

The Board recommends the merger of PCA into Putnam California Tax Exempt Income Fund for the following reasons:

  You would receive shares of an open-end fund with a value equal to the full net asset value of your shares of PCA, with the opportunity to realize the full net asset value of those shares shortly after the merger (you would be able to redeem shares of the open-end fund at their full net asset value, less applicable redemption fees of 1% of amounts redeemed within 7 days of the merger);
  The merger is not expected to be a taxable event;
  The open-end fund offers tax-related advantages similar to your current investment. The open-end fund’s objective is to seek as high a level of current income exempt from federal income tax and California personal income tax as is believed to be consistent with the preservation of capital;
  The Class A shares of the open-end fund had lower expenses as of the end of its most recent fiscal year than PCA's corresponding expense ratio; and
  The merger would allow you to keep Putnam to manage the fund and The Putnam Funds’ Board of Trustees to provide oversight.

We urge you to carefully read the attached Statement on Schedule 14D-9.

The Board’s goal is to protect interests of fund shareholders. We carefully monitor fund expenses and performance and can consider a broad range of actions to serve your interests. Since 2001, the Board has recommended merging several closed-end funds into other funds. The Board has also taken several steps to reduce the discounts of closed-end funds, including promoting funds with disclosure, expanding the tools available to fund management teams, and implementing share repurchase programs.

Your decision is important to us and to all of the fund shareholders. We appreciate the time and consideration you give to this matter. If you have any questions about the tender offer, please call PCA’s communication agent for the tender offer at 1-866-783-6928, or call your financial representative.

Sincerely yours, /s/ John A. Hill John A. Hill Chairman

We expect to send you a prospectus/proxy statement for the proposed merger. This letter is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the merger has been filed with the Securities and Exchange Commission (the "SEC") and become effective, please visit http://www.putnam.com. Any such prospectus-proxy statement will also be available for free on the SEC's website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully because it contains important information.